04054236

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RAO United Energy Systems of Russia

*CURRENT ADDRESS 119526 Moscow
Prospekt Verdnadskogo, 101
Bldg. 3

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

FILE NO. 82- 4077 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]
DAT : 6/16/06

RECEIVED

AR/S
12-31-02

RAO UES
Parent Company Stand-alone IFRS Financial Statements
For the year ended 31 December 2002

RAO UES ("Parent company" stand-alone)
Statement of Operations for the year ended 31 December 2002
(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002)

	Notes	31 December 2002	31 December 2001
Assets			
Non-current assets			
Property, plant and equipment	7	62,682	157,012
Investments in subsidiaries and associates	8	139,319	53,789
Loans issued	9	7,032	13,539
Other non-current assets	10	18,310	14,184
Total non-current assets		**227,343**	**238,524**
Current assets			
Cash and cash equivalents	11	7,662	4,364
Accounts receivable and prepayments	12	17,268	45,150
Inventories		756	981
Loans issued	9	13,563	23,755
Other current assets		3,055	1,365
Total current assets		**42,304**	**75,615**
Total assets	5	**269,647**	**314,139**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital	13		
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		(561)	(561)
		154,545	154,545
Retained earnings and other reserves		80,679	56,006
Total shareholders' equity		**235,224**	**210,551**
Non-current liabilities			
Deferred profit tax liabilities	14	3,133	21,592
Non-current debt	15	7,214	17,742
Other non-current liabilities	21	3,398	3,251
Total non-current liabilities		**13,745**	**42,585**
Current liabilities			
Current debt and current portion of non-current debt	16	10,359	13,957
Accounts payable and accrued charges	17	3,113	37,062
Taxes payable	18	5,258	8,447
Deferred income		1,948	1,537
Total current liabilities		**20,678**	**61,003**
Total shareholders' equity and liabilities		**269,647**	**314,139**

Chairman of the Management Board — Chubais A.B.

Finance Director — Zhurba D.G.

6 June 2003

RAO UES ("Parent company" stand-alone)

Statement of Operations for the year ended 31 December 2002

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002)

	Notes	Year ended 31 December 2002	Year ended 31 December 2001
Revenues			
Transmission / subscription fees	4	42,276	33,443
Exported electricity		9,316	8,045
Heat and electricity		1,845	1,215
Investment income		2,260	1,474
Rental income		1,306	623
Other income		3,479	4,453
Total revenues	5	**60,482**	**49,253**
Operating costs	19		
High voltage network operating costs		7,098	8,705
Purchased electricity		5,282	4,059
Administrative and general	5	4,787	3,733
Repairs and maintenance		4,394	4,229
Taxes other than on income		1,739	1,615
Loss on the disposal of fixed assets and investments		1,518	1,590
Heat and electricity generation costs		1,384	1,075
Rental costs		696	577
Impairment of fixed assets	7	10,534	-
Reduction in allowance for doubtful debtors		(364)	(533)
Other expenses		911	1,724
Total costs and other deductions		**37,979**	**26,774**
Income from operations		**22,503**	**22,479**
Gain arising on Czech transactions	1	-	18,952
Monetary effects and financing items	22	(2,397)	(12,295)
Income before profit tax		**20,106**	**29,136**
Current profits tax charge		(12,170)	(9,356)
Deferred profits tax benefit		18,459	5,309
Total tax benefit/(charge)	14	6,289	(4,047)
Net income		**26,395**	**25,089**
Earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	20	0.62	0.59

Chairman of the Management Board — Chubais A.B.

Finance Director — Zhurba D.G.

6 June 2003

RAO UES ("Parent company" stand-alone)

Statement of Cash Flows for the year ended 31 December 2002

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002)

	Notes	Year ended 31 December 2002	Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before profit tax		**20,106**	**29,136**
Adjustments to reconcile net income before profit tax to net cash provided by operations:			
Depreciation and amortisation		7,342	8,932
Impairment of fixed assets		10,534	-
Impairment of other non-current assets		521	1,315
Loss on disposal of fixed assets and investments		1,518	1,590
Foreign exchange loss		347	292
(Imputed income) / discount on loans on Czech transactions		(5,304)	10,588
Interest expense		4,065	556
Tax interest and gain on restructuring accounts payable and taxes payable		(268)	(2,186)
Reduction in allowance for doubtful debtors		(364)	(533)
Dividends receivable and received		(2,260)	(1,474)
Monetary effects on non-operating balances		2,510	(465)
Adjustment for non-cash investing activities		(349)	(1,198)
Other		(31)	627
Operating profit before working capital changes and profits tax paid		**38,367**	**47,180**
Working capital changes:			
Decrease / (increase) in accounts receivables and prepayments, gross		28,541	(26,199)
Decrease / (increase in current portion of loans issued		10,023	(26,650)
Decrease / (increase) in non-current portion of loans issued		8,173	(21,232)
Decrease in other current assets		411	183
Decrease / (increase) in inventories		225	(46)
(Decrease) / increase in accounts payable and accrued charges		(29,961)	27,028
(Decrease) in taxes payable other than profits tax		(4,633)	(1,794)
Increase in other non-current liabilities		146	-
Increase / (decrease) in deferred income		411	(67)
Profits tax paid / non-cash		-	(155)
Profits tax paid / cash		(10,901)	(9,699)
Net cash provided by / (used for) operating activities		**40,802**	**(11,451)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment		(7,642)	(6,688)
Proceeds from sales of property, plant and equipment		298	-
Additions to other non-current assets		(10,126)	(7,644)
Purchase of investments, net		(1,116)	(128)
Dividends received		2,294	1,346
Net cash used for investing activities		**(16,292)**	**(13,114)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of current debt		8,017	23,406
Proceeds from issuance of non-current debt		6,733	16,564
Repayment of debt		(29,305)	(13,955)
Effect of inflation on financing activities		3,502	2,858
Interest paid		(7,946)	(660)
Dividends paid		(1,347)	(793)
Net cash (used for) / provided by financing activities		**(20,346)**	**27,420**
Effect of inflation on cash and cash equivalents		(866)	(576)
Net increase in cash and cash equivalents		**3,298**	**2,279**
Cash and cash equivalents at the beginning of the year		**4,364**	**2,085**
Cash and cash equivalents at the end of the year	11	**7,662**	**4,364**

Chairman of the Management Board — Chubais A.B.

Finance Director — Zhurba D.G.

6 June 2003

RAO UES ("Parent company" stand-alone)

Statement of Changes in Shareholders' Equity for the year ended 31 December 2002

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002)

	Ordinary share capital	Preference share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
At 31 December 2000	147,439	7,667	(561)	31,914	186,459
Net profit	-	-	-	25,089	25,089
Dividends	-	-	-	(1,181)	(1,181)
Change in fair value of available-for-sale investments	-	-	-	184	184
At 31 December 2001	147,439	7,667	(561)	56,006	210,551
Net profit	-	-	-	26,395	26,395
Dividends	-	-	-	(1,385)	(1,385)
Disposal of available-for-sale investments	-	-	-	(337)	(337)
At 31 December 2002	147,439	7,667	(561)	80,679	235,224

Chairman of the Management Board — Chubais A.B.

Finance Director — Zhurba D.G.

6 June 2003

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 1: The Company and its operations

The Russian Open Joint Stock Company for Energy and Electrification United Energy System of Russia (RAO UES as a parent company on a stand-alone basis, hereinafter referred to as the "Company") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The Company's principal assets are made up as follows:

> ***High voltage network:*** The high voltage network connects all but a few regions of the Russian Federation. The Company maintained this network and charges a transmission/subscription fee to users of the network. As part of the sector restructuring process described in Note 1, in 2002 the bulk of the Company's transmission assets were transferred to a newly established 100 percent owned subsidiary, Federal Grid Company – OAO FGC UES ("FGC"), (see Note 26). Commencing in 2003 FGC has taken over the Company's responsibilities for maintaining the high voltage network; commencing in 2004 FGC plans to receive a separate transmission fee (see Note 26).
>
> ***Generating stations:*** Nine generating stations are owned directly by the Company, of these six stations were leased to its investees during the year 2002, the remaining three stations operate as electricity producers and sell electricity direct to the wholesale electricity market (see Note 7). In addition, the Company has ownership interests in a significant number of large stand-alone hydro and thermal generating companies;
>
> ***Regional generation and distribution companies:*** The Company has ownership interests in more than 70 regional generation and distribution companies ("Energos"). These ownership interests range from 14.2 percent to 100 percent ;
>
> ***Other:*** In addition, RAO UES has ownership interests in a number of other utility-related enterprises and construction companies.

The Company is required to provide access to the high voltage network, maintain it and develop the unified electricity system of the Russian Federation. The Central Dispatch Centre ("CDC"), a 100 owned subsidiary of the Company, is sub-contracted by the Company to undertake the technical management and balancing of the high voltage network as well as operate the Federal Wholesale Market of Electricity and Capacity (FOREM). The CDC function is being transferred to a newly formed 100 percent owned subsidiary, OAO "System Operator – Control Dispatch Unit of Energy System" ("SO-CDU").

The Company is also responsible for coordinating and ensuring sufficient generation capacity in the sector. The construction of generation and distribution assets is undertaken primarily through joint construction projects between the Company and the Energos. The Company has significant control over export activities and generally acts as principal, buying electricity from FOREM and selling it abroad. The Company receives a subscription fee from the Energos to cover its costs of transmission, investment into the sector and other operations. Subject to re-structuring of industry explained below, the subscription fee will be split into separate fee for the Company, FGC and SO.

At 31 December 2002 and at 31 December 2001, the number of employees of the Company was approximately 5,200 and 16,800 respectively. The significant decrease in number of employees in 2002 was due to the re-structuring completed in the year and the associated transfer of employees to newly established companies.

The Company's registered office is located at 7, Kitaigorodsky Proezd, 103074, Moscow, Russia

Economic environment in the Russian Federation. Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 1: The Company and its operations (continued)

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Relations with the State and current regulation. At 31 December 2002, the Russian Federation owned 52.7 percent of RAO UES, which represents 54.9 percent of the ordinary shares issued. As discussed in Note 13, only ordinary shares have voting rights. The Energos' customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Company's and Energos fuel and other suppliers.

The government of the Russian Federation directly affects the Company's operations through regulation by the Federal Energy Commission ("FEC") in respect of the transmission/subscription fee it may charge. Tariffs which the Company and its Energos may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on the Energos to provide connection for the supply of electricity and heating to customers in the Russian Federation.

As described in Note 2 and 24, the government's economic, social and other policies could have material effects on the operations of the Company.

Regulatory and sector restructuring. The Russian electric utilities industry in general, and the Company and its subsidiaries ("the Group") in particular, are presently undergoing restructuring designed to introduce competition into the electricity sector and to create an environment in which the Company and its successor companies can raise required capital to maintain and expand current capacity. The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry both during the transition period and subsequent to the completion of reforms is set forth in the following legislation: Federal Law No. 35-FZ of 26 March 2003 "On the Electric Utilities of the Russian Federation" and Federal Law No. 36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation".

- In April 2003, legislation underlying the electric utilities reform effort took effect. This legislative package, consisting of six laws drafted by the Russian Federation government, defines the key areas in the industry reform program, as well as the terms and conditions under which electric utilities will function both during the transition period and following the reforms.
- At the present stage, bills are being drafted for the specific legislative acts envisioned under the aforementioned laws on electric utilities reform. RAO UES has been playing an active role in drafting these pieces of legislation.
- The FGC was established in June 2002, as a wholly-owned subsidiary of RAO UES, to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries or associates.
- The SO-CDU was established in June 2002 to perform electricity dispatch functions within the unified electricity system of the Russian Federation.
- Work is underway to create a free market for electricity trading, which is envisaged to constitute from 5 to 15 percent of the Wholesale Electricity Market. In September 2002, a non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market UES" ("TSA") – began staging simulation trading in electricity. Simulation trading has been an important tool for aligning the coordination procedures between the market's key infrastructural organizations, i.e. TSA and SO, both with each other as well as with other market participants, i.e. electricity sellers and buyers. The rules for governing the wholesale market during the transition period are being developed. Moreover, future wholesale market participants are now learning how to operate in the market and are training their personnel accordingly. Ultimately, it is envisaged that the free market in electricity will encompass the entire volume of trading.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 1: The Company and its operations (continued)

- The Board of Directors and management of the Company has developed a Concept of the Group's strategy for the period from 2003 through 2008. This document provides a detailed description of the major changes that are slated to take place in the Group during the electric utilities reform program, including the various stages in the process of establishing participant entities, based on the Group, in both the wholesale and retail electricity markets, and the key areas for further development of the organizations thereby being established.
- The individual Energos that are subject to reform have developed their respective reform plans and submitted them to RAO UES. At present, these reform plans are being discussed, agreed and approved by the management bodies of RAO UES.
- The Board of Directors of RAO UES has pilot reform projects for the reorganization of four Energos (OAO Tulaenergo, OAO Kalugaenergo, OAO Bryanskenergo and OAO Orelenergo) on the basis of a framework reform scenario. Further, these pilot projects will establish new companies by lines of business (a generating company, a network distribution company, and a sales company), which will incorporate the corresponding activities of the existing companies in all four pilot regions.

At this time, the impact of the industry changes on both the financial results and position of the Company cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process.

The following changes in the structure of the Company took place during the years 2002 and 2003:

- The two new 100 percent owned subsidiaries, OAO Kirishskaya GRES and OAO Kharanorskaya GRES, were registered in December 2002. The Company made a contribution to charter capital of those entities by generation assets of Kirishskaya GRES and Kharanorskaya GRES amounting RR 3,319 mln and RR 2,942 mln (net book value of those assets as at December 31, 2002) (market value of RR 2,186 mln and RR 3,944 mln, accordingly) in March 2003;
- The Company plans to establish two additional 100 percent owned subsidiaries, OAO Nishegorodskaya GES and OAO Saratovskaya GES. Based of decision of Executive Board of the Company (protocol # 835 dated May 15, 2003), the Company plans to contribute generation assets of those stations amounting to RR 4,739 mln and RR 12,107 mln of market value (based on appraiser's reports) to the charter capital of those new entities. The decision was not approved by Board of Directors yet. The net book value of those assets as at December 31, 2002 is amounting to RR 1,243 mln and RR 4,199 mln.
- The new 25 percent associate of the company, OAO Russian public power system, was registered in May 2003. The charter capital of the new company amounting to RR 1,000 mln.

Transactions related to the repayment of Russian Federation debt to the Czech Republic. In December 2001 the Company entered into a series of transactions in which it participated in the settlement of Russian Federation debt ("RF debt") to the Czech Republic (the "Czech transactions"). By contract, the Ministry of Finance of the Russian Federation ("MinFin") transferred to the Company its obligations regarding the RF debt in exchange for a commitment to repay such debt. The Company obtained a loan of Russian Rouble ("RR") 27,629 million (RR 24,000 million unrestated for the purchasing power of the Russian Rouble at the balance sheet date, hereinafter "unrestated") from Sberbank (see Note 15) and then made payments totalling RR 27,917 million (RR 24,250 million unrestated) to the Czech Republic's formally appointed representative, Falcon Capital, to buy back the RF debt. MinFin paid RR 46,869 million (RR 40,713 million unrestated) to the Company upon confirmation that the RF debt had been settled and that the tax liability payments from suppliers described below had been received.

A gain on the Czech transactions of RR 18,952 million (RR 16,463 million unrestated) was recorded in December 2001 and was comprised of the proceeds received from MinFin, less the amount paid to Falcon Capital. The related profit tax expense of RR 4,548 million was reflected in the current profit tax charge for the year ended 31 December 2002; it was recorded as a deferred profit tax liability at 31 December 2001.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 1: The Company and its operations (continued)

Concurrently, as part of its arrangement with MinFin, the Company issued loans to several of its major suppliers and to its subsidiaries, for RR 16,928 million (RR 14,705 million unrestated) and RR 29,982 million (RR 26,044 million unrestated), respectively. The loans to suppliers were required to be made for one year, with no interest, and repayable in equal, monthly instalments through the end of 2002. As a result of the loans being issued at below market interest rates, the Company recorded a discount of RR 1,589 million (RR 1,380 million unrestated) in December 2001, within monetary effects and financing items in the statement of operations.

The loans to the subsidiaries were issued by CARES and transferred to the Company. These loans were used by the subsidiaries to make payments to major suppliers as a settlement of a portion of the outstanding trade payables to these suppliers. The Company understands that these suppliers made equivalent payments to settle their outstanding tax liabilities. As these loans were provided at below market interest rates, the Company has recorded a discount of RR 8,999 million (RR 7,817 million unrestated) in December 2001, within monetary effects and financing items in the statement of operations.

During the year 2002, RR 8,858 million of the loans issued to subsidiaries were repaid in accordance with the schedule of payment, and imputed interest recorded as a result of the amortisation of the discount on the loans amounting to RR 4,112 million was recognized. The loan issued to Gazprom was fully repaid and imputed interest amounting to RR 989 million was recognised. A new re-structuring agreement was signed with Rosenergoatom which further postponed repayment, and an additional discount of RR 188 million was recorded; the imputed interest of RR 391 million was recognised. The imputed interest income recorded as a result of the amortisation of the discount on low interest loans issued on Czech transactions was recognized within monetary effects and financing items (Note 22). During the 2003, ahead of schedule, the Company fully repaid the Sberbank loan (see Note 15).

Note 2: Financial condition

At 31 December 2002, the Company's current assets exceeded its current liabilities by RR 21,626 million (RR 14,612 million at 31 December 2001). During the period, the Company improved its financial position, through continued retained earnings, better cash collections, repayment of loans and the additional restructuring of tax liabilities to long term.

The Company and the Energos continue to experience problems in obtaining settlement of old accounts receivable from earlier periods. There is legislation enabling non-payers to be cut off, but this is only possible to a certain extent due to strategic factors. Federal, municipal and other governmental organisations make up a significant proportion of the Energos' debtor balance as at 31 December 2002.

The Company is affected by government policy through control of tariffs and other factors that directly impact its own operations and those of its principal investees, the Energos. In recent years the Regional and Federation Energy Commissions, that control the tariffs of the Energos, FOREM tariffs and subscription fees, have not always permitted tariff increases in line with inflation and thus some tariffs are insufficient to cover all the costs of generation, distribution and transmission. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude significant additional costs under the IFRS basis of accounting. As a result, tariffs often do not allow for an adequate return or provide sufficient funds for the full replacement of property, plan and equipment. Furthermore, the Company and the Energos are experiencing difficulties raising finance for the necessary investment in generation, transmission and distribution assets.

Company management has been taking the following actions in order to address the issues noted above and improve the Company's and Energos' financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 2: Financial condition (continued)

- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into Company and Energos generation, transmission and distribution assets; and
- active participation in the restructuring of the electricity sector (see Note 1).

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Company and Energos, and their successors, will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of presentation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards ("IAS") and Interpretations issued by the IASB ("IFRS"). They represent the results and financial position of RAO UES as a "parent company" on a stand-alone basis and, as such, subsidiaries and associates are presented as investments in the financial statements. These financial statements should be read in the conjunction with the consolidated accounts. Consolidated IFRS financial statements for the RAO UES Group are produced separately for the year ended 31 December 2002, and include the relevant financial information regarding the results and financial position of RAO UES and its subsidiaries and associates on a consolidated basis.

The Company maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR"). The accompanying financial statements are based on the statutory records, which are maintained under the historical cost convention method, except for revaluations of property, plant and equipment, and adjusted and reclassified for presentation in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires management to make prudent estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have principally been made in respect of the impairment provision on property, plant and equipment, the diminution in carrying value of investments, deferred profits taxes and allowance for doubtful debtors. Actual results could differ from these estimates.

Inflation accounting. The adjustments and reclassifications made to the statutory records for purposes of IFRS presentation include the restatement for changes in the general purchasing power of the Russian Rouble in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies." IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

The conversion factors are derived from the Russian Federation Consumer Price Index ("CPI") published by the Russian State Committee on Statistics (Goscomstat), and from indices obtained from other published sources for years prior to 1992. The index used to restate the balance sheet, based on 1988 prices, (1988 = 100) as at 31 December 2002 under respective conversion factors are:

Year	Indices	Conversion Factor
1998	1,216,400	2.24
1999	1,661,481	1.64
2000	1,995,937	1.37
2001	2,371,572	1.15
2002	2,730,154	1.00

The significant guidelines followed in restating these financial statements in accordance with IAS 29 are:

- all amounts, including comparative figures, are stated in terms of the measuring unit current at 31 December 2002;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at 31 December 2002;

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 3: Basis of presentation (continued)

- the appraisal values of property, plant and equipment and the impact of any impairment have been restated by applying relevant conversion factors beginning with the appraisal date together with adjustments for additions, disposals and depreciation, all restated by applying the relevant conversion factors;
- other non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current at 31 December 2002) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the statements of operations and of cash flows are restated by applying appropriate conversion factors; and
- the effect of inflation on the Company's net monetary position is included in the statement of operations as a net monetary loss.

The statement of operations includes a net monetary loss of RR 3,036 million for the year ended 31 December 2002 (2001: RR 1,730 million) because on average the Company had net monetary assets during the year.

As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company no longer applies the provisions of IAS 29.

Note 4: Summary of significant accounting policies

Investments in subsidiaries and associates. Investments in subsidiaries, associates and joint activities are carried at historical cost restated to the equivalent purchasing power of the Russian rouble at 31 December 2002. Provision is made where, in the opinion of management, there has been impairment, such that the recoverable value has fallen below the carrying amount.

Available for sale investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, or they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows of the investees. In assessing the fair value management makes assumptions that are based on market conditions existing at each balance sheet date.

All purchases and sales of investments are recognised on the settlement date, which is the date that an asset is delivered to or by an enterprise. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the statement of operations in the period in which they arise.

Loans issued. Loans issued are recognised initially at the fair value of the proceeds received, net of transaction costs incurred. Fair value is determined with reference to market interest rates applicable to the borrowers when the loans issued were incurred. Loans issued by the Company are measured at amortised cost. Amortised cost is the amount at which the loan was measured at initial recognition minus principal repayments plus or minus the cumulative amortisation of any difference between that initial amount and the maturity amount, and minus any write down for impairment.

Foreign currency. Monetary assets and liabilities which are held by the Company and denominated in foreign currencies at the balance sheet date, are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 4: Summary of significant accounting policies (continued)

The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") at 31 December 2002 was RR 31.78:US$ 1.00 (31 December 2001: RR 30.14:US$ 1.00). Exchange restrictions and controls exist relating to converting the Russian Rouble into other currencies.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. Property, plant and equipment as at 31 December 2002 is stated at depreciated replacement cost, based upon values determined by third party valuation at 31 December 1997 (the appraisal date), and adjusted for subsequent additions at cost, disposals and depreciation, and restated for the impact of inflation. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. This third party valuation was performed in order to determine a basis for cost because the historical accounting records for property, plant and equipment were not readily available. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Major renewals and improvements are capitalised and the assets replaced are retired. Costs of borrowing are not capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Under Russian law, land on which the Company carries out its activities is the property of the state and, therefore, is not included in the balance sheet.

Depreciation on property, plant and equipment is calculated on straight-line basis over the estimated useful life of the asset when it is put unto use. For the property, plant and equipment, which was subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on estimated remaining useful lives as at valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity transmission	14-19	25
Electricity generation	5-35	20-50
Other	8-17	10-20

Social assets are not capitalized as they are not expected to result in future economic benefits to the Company. Costs associated with fulfilling the Company's social responsibilities are also expensed as incurred.

Leased assets. The Company leases assets to other Energos. Under the lease agreements all the risks and benefits of ownership are effectively retained by the Company, and so the leases are classified as operating leases. These assets are included in property, plant and equipment. Depreciation is calculated in accordance with the principles applicable to the respective assets. Revenue from leasing activities is recognised evenly, over the lease term as revenue in the statement of operations.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited in banks. Cash equivalents comprise short-term investments that may be readily converted into cash and have a maturity of three months or less.

Note 4: Summary of significant accounting policies (continued)

The statement of cash flows has been prepared in accordance with IAS 7 "Cash Flow Statements" and has been restated for the effects of inflation, in accordance with IAS 29. The Company relies to an extent on non-cash transactions. Investing activities and financing activities, as disclosed in the statement of cash flows, represent actual cash transactions. The total of operating activities also represents actual cash flow transactions from operations. However, individual items within this part of the cash flow statement are stated inclusive of both cash and non-cash transactions. Management believes that the benefits of providing individual cash items within operating activities is outweighed by the cost of preparation.

Mutual settlements, barter and non-cash settlements. A portion of sales and purchases are settled by mutual settlements, barter and non-cash settlements. These settlements are generally in the form of direct settlement by goods or services with the final customer, cancellation of mutual balances or through a chain of non-cash transactions involving several companies. Non-cash settlements which are expected to be settled within 12 months are recorded as other current assets. These include "veksels" or "bills of exchange" which are negotiable debt obligations. The receivables and payables recorded in this balance sheet, that are expected to be settled by mutual settlements, barter or non-cash settlements, reflect management's estimate of the fair value to be received or given up in non-cash settlements.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes ("VAT") related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where provision has been made against debtors deemed to be uncollectable bad debt expense is recorded for the gross amount of the debtor; including VAT. The related VAT deferred liability is maintained until the debtor is settled or until the debtor is written off for statutory accounting purposes.

Inventories. Inventories are valued at the lower of net realisable value or weighted average cost, restated to the equivalent purchasing power of the Russian rouble at 31 December 2002. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realisable value.

Deferred profit taxes. Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred profit taxes. Deferred profit taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the asset can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added taxes which are reclaimable from the tax authorities upon the later of receipt of goods and services or the payment of the payable.

If accounts payable are restructured and the fair value of the restructured payable differs by more then ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Company at the date of the restructuring. The amount of the discount is credited to the statement of operations (monetary effects and financing items) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Note 4: Summary of significant accounting policies (continued)

Debt. Debt is recognised initially at the fair value of the proceeds received, net of transaction costs incurred. Fair value is determined with reference to market interest rates applicable to the Company when the debt was incurred. In subsequent periods, debt is stated at amortised cost; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount, is recognised in the statement of operations as an interest expense over the period of the debt obligation.

Pension and post-employment benefits. The Company's mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pension and other post-employment benefits are not material.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimate exists.

Revenue Recognition. Revenue is recognised on the accrual basis. Monthly billings for transmission fees are based upon the monthly tariffs authorised and approved by the Federal Energy Commission. Those components of revenue, which are bound by legal obligations, are recognised as these obligations are fulfilled. Any difference between amounts invoiced and obligations fulfilled is shown in the balance sheet as deferred income. Revenue figures are presented exclusive of value added taxes.

Earnings per share. Preference shares are considered to be participating shares as their dividend may not be less than that given to ordinary shares. Earnings per share is determined by dividing the net income attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting year, excluding the average number of treasury shares held by the Company. Preference shares participate in losses.

Treasury shares. Treasury shares are stated at weighted average cost, restated to the equivalent purchasing power of the Russian rouble at 31 December 2002. Any gains or losses arising on the disposal of treasury shares are recorded direct to the statement of changes in shareholders' equity.

Note 5: Segmental information

Primary reporting segments – business segments. The Company is organised into four main business segments:

- ***"Transmission and system management operations"*** – this segment owns, constructs, maintains and operates the high voltage electricity transmission network. As stated in Note 1 the Company receives a subscription fee from all regional Energos to cover the costs of transmission, construction of major projects in the sector and other operations (eg. parent's Company's activities in the RAO UES Group and the power sector generally). It is expected that the transmission element of this segment will be totally separated from the Company not later than 2004; the process of separation of this business started during 2002 when the bulk part of the transmission assets were transferred from the Company to the FGC (see Note 26).
- ***"Long-term investments"*** – this segment comprises the Company's long-term investments including its investment in the generation and distribution companies that comprise the RAO UES Group. These subsidiary and associated investees are described in Note 6.
- ***"Purchase and sale of electricity"*** – the Company purchases and sells electricity. Substantially all electricity is purchased from related parties (as discussed in Note 6). All electricity purchased is exported, to countries including the CIS.
- ***"Generation and leasing"*** – the Company owns nine power stations and a coal mine. Six of these power stations and the coal mine were leased under operating leases to investees during the year 2002 and the remaining three power stations are operated as electricity producers and sell directly to FOREM (as discussed in Note 8). The Company also participates in joint ventures with Energos and other entities to construct new power stations.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 5: Segmental information (continued)

Year ended 31 December 2002	Transmission and system management operations	Long term investments	Purchase and sale of electricity	Generation and leasing	Total
Revenues	42,276	4,666	9,316	4,224	60,482
Segment result	12,738	3,120	4,663	6,769	27,290
Administrative and general costs					(4,787)
Monetary effects and financing items					(2,397)
Income before taxation					20,106
Tax benefit					6,289
Net income					26,395
Capital expenditure	6,313	-	-	1,395	7,708
Depreciation and amortisation	5,852	-	-	1,490	7,342
Impairment/(release of impairment) on fixed assets	16,951	-	-	(6,417)	10,534
Impairment of non-current assets	-	521	-	-	521
Doubtful debtors (release)/expense	89	371	(711)	(113)	(364)
As at 31 December 2002					
Segment assets	45,498	156,776	1,287	49,468	253,029
Unallocated assets					16,618
Total assets					269,647
Segment liabilities	4,270	254	959	1,752	7,235
Unallocated liabilities					27,188
Total liabilities					34,423

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 5: Segmental information (continued)

Year ended 31 December 2001	Transmission and system management operations	Long term investments	Purchase and sale of electricity	Generation and leasing	Total
Revenues	33,443	1,474	11,270	3,066	49,253
Segment result	19,776	287	7,563	(1,414)	26,212
Administrative and general costs					(3,733)
Gain arising on Czech transactions					18,952
Monetary effects and financing items					(12,295)
Income before taxation					29,136
Income tax charge					(4,047)
Net income					25,089
Capital expenditure	5,665	-	-	2,812	8,477
Depreciation and amortisation	7,414	-	-	1,518	8,932
Impairment of non-current assets	-	1,315	-	-	1,315
Doubtful debtors (release) / expense	(556)	-	(456)	479	(533)
As at 31 December 2001					
Segment assets	150,001	63,922	1,247	30,904	246,074
Unallocated assets					68,065
Total assets					314,139
Segment liabilities	7,109	2,903	1,136	3,578	14,726
Unallocated liabilities					88,862
Total liabilities					103,588

The categories of unallocated assets and unallocated liabilities include the assets and liabilities originated as a result of Czech transactions (see Note 1) in total amount of RR 65,165 million and RR 55,545 million, respectively.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 5: Segmental information (continued)

Secondary reporting segments - geographical segments. The Company operates in seven geographical areas within the Russian Federation. These geographical areas correspond to the regions established for system operation. As noted above, throughout 2001 and for most of 2002 the Company owned, operated and maintained the bulk of the high voltage transmission network. The transmission network is located nearly throughout the territory of the Russian Federation, but was recorded in the books of the Company without details of geographic location. As a consequence it was not practicable to split the transmission network assets of the Company on a geographical basis. Similarly, following the transfer of the bulk of the transmission network assets to the Federal Grid Company (see Note 26), no geographical split is available of the assets underlying that investment. The transmission network assets have, therefore, been included as part of the Company geographical segment.

In each of the seven regions RAO UES has representation offices that co-ordinate activities on behalf of the Company.

	Revenues		Total assets		Capital expenditure	
	2002	2001	2002	2001	2002	2001
RAO UES	12,926	12,620	154,392	210,064	151	165
Siberia	8,885	6,973	16,531	17,219	1,151	2,147
Urals	12,624	9,375	19,832	16,844	1,100	1,481
Centre	13,219	10,221	14,361	16,093	860	813
North-West	4,764	3,709	15,473	15,231	1,363	1,904
East	1,252	1,041	25,489	17,739	1,649	694
Mid-Volga	3,889	3,083	8,891	7,111	353	909
South	2,923	2,231	14,678	13,838	1,081	364
Total	60,482	49,253	269,647	314,139	7,708	8,477

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 6: Related parties

The Company controls or has significant influence over Energos and stand-alone power stations throughout the Russian Federation. These subsidiary investees of the Company are its principal related parties and are listed in the tables below.

PRINCIPAL SUBSIDIARY INVESTEES

Regional generation and distribution companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			***South***		
Astrakhanenergo	49.0	49.0	Dagenergo	51.3	51.3
Belgorodenergo	49.0	65.3	Experimentalnaya TETS	74.9	100.0
Bryanskenergo	49.0	49.0	Kabbalkenergo	66.4	66.4
Ivenergo	49.7	56.6	Kalmenergo	96.4	96.4
Kalugaenergo	49.0	49.0	Karachaevo-Cherkesskenergo	100.0	100.0
Kostromaenergo	49.0	49.0	Kubanenergo	49.0	49.0
Kurskenergo	49.4	59.8	Rostovenergo	48.4	62.8
Lipetskenergo	49.0	49.0	Sevkavkazenergo	49.0	49.0
Mosenergo	50.9	50.9	Stavropolenergo	55.1	71.9
Orelenergo	49.5	49.2			
Ryazanenergo	49.0	49.0	***Ural***		
Smolenskenergo	48.7	59.3			
Tambovenergo	49.0	49.0	Chelyabenergo	49.0	58.1
Tulaenergo	49.0	49.0	Kirovenergo	48.2	64.0
Tverenergo	49.0	65.3	Kurganenergo	49.0	49.0
Vladimirenergo	49.0	49.0	Orenburgenergo	100.0	100.0
Volgogradenergo	49.0	49.0	Permenergo	49.0	64.4
Vologdaenergo	49.0	49.0	Sverdlovenergo	49.0	65.3
Voronezhenergo	49.0	65.3	Tumenenergo	100.0	100.0
Yarenergo	47.8	48.2	Udmurtenergo	49.0	55.4
North-West			***Siberia***		
Arkhenergo	49.0	49.0	Altaienergo	54.7	54.7
Karelenergo	100.0	100.0	Buryatenergo	47.6	47.6
Kolenergo	49.2	49.2	Chitaenergo	49.0	62.2
Komienergo	50.1	50.3	Khakasenergo	100.0	100.0
Lenenergo	49.0	57.4	Krasnoyarskenergo	51.8	66.2
Novgorodenergo	49.0	62.9	Kuzbassenergo	49.0	49.0
Pskovenergo	49.0	49.0	Omskenergo	49.0	49.0
Yantarenergo	100.0	100.0	Tomskenergo	52.0	59.9
Middle Volga			***East***		
Chuvashenergo	100.0	100.0	Amurenergo	53.1	53.1
Marienergo	64.4	70.1	Dalenergo	49.0	49.0
Mordovenergo	54.7	54.7	Geotherm	72.6	78.5
Nizhnovenergo	49.0	62.3	Khabarovskenergo	48.8	48.8
Penzaenergo	49.0	60.2	Kolymaenergo	93.4	93.4
Samaraenergo	49.2	56.3	Kamchatskenergo	49.0	49.0
Saratovenergo	49.8	64.6	Magadanenergo	49.0	49.0
Ulyanovskenergo	49.0	49.0	Sakhalinenergo	49.0	49.0
			Sakhaenergo	49.0	100.0
			Yakutskenergo	49.0	49.0

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 6: Related parties (continued)

Hydrogenerating companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Bureyskaya GES	76.9	78.4	Volzhskaya GES (Volzhsk)	83.3	83.3
Kabbalk GES	82.0	98.0	Volzhskaya GES (Zhigulevsk)	85.0	85.8
Kamskaya GES	100.0	100.0	Votkinskaya GES	59.8	74.2
Kaskad Verhnevolzhskih GES	100.0	100.0	Zaramagskie GES	88.7	90.6
Sayano-Shushenskaya GES	78.9	82.8	Zeiskaya GES	56.9	57.4
Sulakenergo	99.2	99.2	Zelenchugskie GES	97.3	97.3
Taimyrenergo	100.0	100.0			

Thermal generating companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Berezovskaya GRES –1	100.0	100.0	Nevinomysskaya GRES	100.0	100.0
Biyskaya TETS-1			North-West Station	53.5	60.5
Cherepetskaya GRES	55.8	55.8	Novocherkasskaya GRES	100.0	100.0
Gusinoozerskaya GRES	100.0	100.0	Pechorskaya GRES	51.0	51.0
Konakovskaya GRES	51.0	51.0	Permskaya GRES	100.0	100.0
Kostromskaya GRES	51.0	51.0	Pskovskaya GRES	50.0	50.0
Krasnoyarskaya GRES –2	100.0	100.0	Ryazanskaya GRES	100.0	100.0
Kuban GRES	79.8	99.9	Shekinskie PGU	92.1	98.9
Kaliningradskaya TETS –2	47.7	47.7	Stavropolskaya GRES	51.0	51.0
Lutek	56.3	56.3	Troitskaya GRES	100.0	100.0

Construction companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Boguchanskaya GES	65.4	65.4	Gruzrosenergo		
Bureyagesstroy	100.0	100.0	Sevkavgidroenerostroy		
Cherkeigesstroi	100.0	100.0	Zeyagesstroi	100.0	100.0

Other

Name	Ownership %	Voting %
Central Dispatch Centre	100.0	100.0
Centre of Settlement Optimization	100.0	100.0
Neftianoy Dom	75.0	75.0
Inter RAO UES	100.0	100.0
Federal Grid Company	100.0	100.0
System Operator CDU	100.0	100.0
Insurance company LIDER	100.0	100.0

The Company controls Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 6: Related parties (continued)

Significant balances with subsidiary and associated related parties. Subsidiaries and associates, as listed above, are carried as long-term investments at cost as disclosed in Note 8. Amounts due from these related parties included as trade receivables in Note 12 amount to RR 5,667 million (2001: RR 7,521 million). Certain subsidiaries provided construction services to the Company for RR 544 million (2001: RR 304 million) during the year; outstanding construction liabilities with these related parties amounted as at 31 December 2002 to RR 284 million (2001: RR 264 million). Outstanding payables in respect of purchased electricity amount to RR 464 million as at 31 December 2002 (2001: RR 454 million).

Significant transactions with subsidiary and associated related parties. As shown in the Statement of Operations for the year ended 31 December 2002, substantially all revenue, with the exception of exported electricity, is received from the above subsidiary and associate related parties, as they are the main customers in respect of transmission fees. Substantially all exported electricity is purchased from subsidiary and associated related parties. For the year ended 31 December 2002 RR 4,282 million (2001: RR 2,624 million) of electricity was purchased from subsidiary and associated related parties at prices set for FOREM by FEC. In addition, RR 385 million (2001: RR 296 million) and RR 1,838 million (including services provided by FGC of RR 1,424 million) (2001: RR 145 million, no services were provided by FGC) included within high voltage network operating costs and repairs and maintenance, respectively, arose through transactions with these related parties.

Inter-RAO. ZAO "Inter-RAO" is a subsidiary of the Company. The Company's holding in Inter-RAO is included in "Other investments" and is not material. During 2002 and 2001 Inter-RAO was involved in mutual settlements of the Company's export electricity receivables from CIS. The commission charged for this service equals RR 12 million for 2002 (2001: RR 53 million) and was transacted on an arm's length basis. The balance outstanding due to the Company from Inter-RAO included in other receivables was RR 5 million as at 31 December 2002 (2001: RR 2 million). During the year 2002, the Company purchased electricity from Inter-RAO amounting to RR 84 million; no such purchases took place during the year 2001. As at 31 December 2002 the Company had outstanding liabilities to Inter-RAO of RR 145 million included in other creditors (2001: RR 13 million).

Federal Grid Company. OAO Federal Grid Company ("FGC"), a 100 percent subsidiary of the Company, was established during 2002 (see Notes 1 and 27 for details). During 2002 the Company transferred RR 83,235 million of property, plant and equipment (net of depreciation and impairment) and RR 269 million of cash as a contribution to the charter capital of FGC. The Company also sold inventory amounting to RR 310 million at net selling price (RR 295 million at net book value) to FGC. Starting from October 2002, FGC provided transmission services to the Company in respect of operations of high voltage grids. Those services amounting to RR 1,424 million are included in the repair and maintenance costs of the Company.

Eurofinance. A member of the Management Board of RAO UES was elected to the Supervisory Board of Eurofinance in 2000. RAO UES Board of Directors did not authorise his participation in the managing bodies of Eurofinance; and as a result he was not entitled to and did not participate in Eurofinance's Supervisory Board. Further, he was not re-elected to Eurofinance's Supervisory Board in April 2002 and, consequently, Eurofinance is not a related party of the Company.

The commission and the interest charged by Eurofinance to RAO UES was RR 7 million for the three months ended 31 March 2002 (for the year ended 31 December 2001: RR 73 million). Commission and interest approximate market rates.

Lider. ASO "Lider", an insurance company, is a 100 percent subsidiary of the Company. The Company's holding in Lider is included in "Investments in subsidiaries and associates" and amounts to RR 14 million. The bulk of voluntary insurance contracts of the Company are made with Lider based on standard terms. The amount of insurance premium paid during 2002 amounted to RR 695 million (2001: RR 524 million). When the significant part of the operating assets were transferred to FGC in 2002, the list of insured property was reviewed and a new agreement was signed. According to this additional agreement part of the insurance premium was reimbursed. Insurance expense related to Lider equal RR 504 million for the year 2002 (2001: RR 308 million) (including RR 87 million of medical insurance and RR 417 million of other insurance).

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 6: Related parties (continued)

CARES. Non-commercial partnership "Center for Assisting in Restructuring Electricity Sector", which is owned by two 100 percent subsidiaries of the Company, participated in various financial schemes with the Company during the years 2001 and 2002. During the years 2001 and 2002 CARES assisted in settlements with Energos and Gazprom within the Czech transactions described in Note 1. In addition to participating in those transactions, CARES issued and purchased promissory notes amounting to RR 1,186 million to the Company within various financial schemes. CARES also obtain a loan from the Company amounting to RR 95 million as at 31 December 2002.

Shares of RAO UES held by subsidiaries. As at 31 December 2002 49,080,412 (2001: 48,025,990) ordinary and 16,776,096 (2001: 16,652,444) preference shares of the Company are held by subsidiaries and carry normal voting rights.

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the year according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Management Board according to his perception of the value of their contribution.

No fees, compensation or allowances are paid to members of the Board of Directors for their services in that capacity, or for attending board meetings.

Salary, bonuses and other payments paid to members of the Management Board by the Company, amounted to RR 81 million for the year ended 31 December 2002 (2001: RR 69 million). In addition, certain amounts were paid to members of the management board of RAO UES by RAO UES' subsidiaries in respect of management duties at those companies.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 7: Property, plant and equipment

	Electricity Generation	Electricity Transmission	Construction in Progress	Other	Total
Appraised value / Cost					
Balance as at 31 December 2001	46,016	212,164	48,334	11,507	318,021
Additions	66	32	7,767	399	8,264
Transfers	2,625	8,412	(12,069)	1,032	-
Transfer from / (to) other non-current assets	-	250	(278)	-	(28)
Transfers to investments	-	(194,914)	(921)	(4,371)	(200,206)
Disposals	(181)	(34)	(1,182)	(185)	(1,582)
Balance as at 31 December 2002	48,526	25,910	41,651	8,382	124,469
Accumulated depreciation					
Balance as at 31 December 2001	(32,736)	(105,473)	(15,631)	(7,169)	(161,009)
Charge for the year 2002	(875)	(5,852)	-	(615)	(7,342)
Impairment (charge)/release for the year 2002	3,887	(13,048)	(1,210)	(163)	(10,534)
Transfers	(681)	(2,567)	3,589	(341)	-
Transfer to other non-current assets	-	-	163	-	163
Transfers to investments	-	112,951	401	3,018	116,370
Disposals	109	85	180	191	565
Balance as at 31 December 2002	(30,296)	(13,904)	(12,508)	(5,079)	(61,787)
Net book value as at 31 December 2001	13,280	106,691	32,703	4,338	157,012
Net book value as at 31 December 2002	18,230	12,006	29,143	3,303	62,682

Operating leases. The net book value of property, plant and equipment leased by the Company to Energos under operating leases at the end of accounting period are provided in the table below. The figure for accumulated depreciation includes impairment provisions related to six power stations rented out. A net impairment release of RR 2,650 millions was made in 2002 in relation to the rented stations, and is included in the table above (see disclosure on impairment below).

	31 December 2002	31 December 2001
Appraised value / Cost	39,924	38,122
Accumulated depreciation	(29,252)	(34,207)
Net book value	10,672	3,915

The Company leased six power stations to its Energo investees and also the assets of a coal mine under operating leases through 2001 and 2002. During 2002, the Company commenced an operating lease to provide certain operating fixed assets of North-West station to ZAO "North-West TETs"; the RR 5,279 million carrying value of those fixed assets, which were purchased in December 2002, is included in the table above. At the end of 2002, the Company terminated the operating lease of Kirishskaya GRES assets to OAO "Lenenergo" due to registration of a new legal entity, OAO "Kirishskaya GRES", which will own the assets directly; the RR 3,894 million carrying value of those fixed assets as at 31 December 2002 are excluded from the table above.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 7: Property, plant and equipment (continued)

Future rental income due under the operating leases for the year 2003 (calculated based on monthly charges per the contracts) equals RR 1,355 million (for the year 2002: RR 914 million). This income may change as a result of future agreements between the Company and its customers, as the contracts may be updated or cancelled subject to mutual agreement of the parties.

Construction in progress represents the carrying value of property, plant and equipment that has not yet been put into production, primarily representing generating stations and high voltage network under construction. When construction projects are completed the cost, together with any impairment, is transferred to other appropriate classifications of property, plant and equipment.

Other assets include motor vehicles, computer equipment, office fixtures and other equipment.

Additions to operational fixed assets principally comprise the transfer of completed projects from construction in progress. Additions to construction in progress principally comprise work completed. During 2002 approximately 3 percent (2001: 15 percent) of the additions to construction in progress have been settled through mutual settlement, barter and other non-cash means, 97 percent (2001: 85 percent) through cash means.

During 2002 property, plant and equipment with a net book value of RR 83,836 million was exchanged for shares in the Company's subsidiaries; these are shown as transfers to investments in the table above (2001: RR 383 million).

The Company has pledged certain transmission assets in Vyborg, amounting to RR 4,685 million, as security under the ERRD loan (see Note 15); the Company can not dispose of these assets until the full repayment of principal and interests of the loan.

Impairment. For the year ended 31 December 2002, management has assessed the adequacy of its existing impairment provision and concluded based on changes in both economic conditions in Russia and business structure, that the provision needed to be adjusted.

Transmission assets impairment. During 2002 the transmission assets was segregated to a separate business and a new 100 percent owned subsidiary company, FGC, was formed to hold these assets and provide transmission services. Prior to this separation no distinction had been made in the transmission fee set by the FEC between the element of the fee attributable to the operation of the transmission assets, and to that attributable to other services, such as system operation, management or investment services. A separate fee for providing transmission services by FGC is expected to be determined starting from the year 2004. For the purpose of preparing these financial statements, the value in use of the transmission assets was calculated based on management's best estimate of the future split of the existing subscription fee income received by the Company. Due to the resulting changes in the assessment of net cash flows related to the transmission assets, the impairment provision was re-calculated and an additional impairment charge on those assets amounting to RR 16,951 million was recognized by the Company.

Generation, leased and other assets impairment. Subject to the re-structuring of the industry, most of the Company's directly owned power stations will became independent legal entities, working directly on FOREM. The net cash flows from those assets significantly changed in comparison to prior years due to the changes in income and expenses and the continued improvement in current economic conditions in Russia (principally the growth of FOREM tariffs). Therefore, the impairment provision for those assets was also re-calculated and impairment release of RR 6,417 million was recognized by the Company.

Discount rate and assumptions used. A discount rate of 12 percent was used in the estimate of recoverable value of assets through discounted cash flows. The cumulative impairment provision included within accumulated depreciation balance as at 31 December 2002 is RR 48,126 million. The impairment provision related to fixed assets transferred to investments during 2002 was RR 11,776 million (see Note 8).

Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the current provisions represent the best estimate of the impact of impairment as a result of the current economic conditions in Russia.

The total effect of impairment adjustments in the year, as described above, were RR 10,534 million (31 December 2001: Nil).

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 8: Investments in subsidiaries and associates

Carrying value as at 1 January 2001	**50,834**
Additions	110
Transfer from property, plant and equipment	383
Transfers from other non-current assets	2,918
Disposals	(456)
Carrying value as at 31 December 2001	**53,789**
Additions	1,150
Transfer from property, plant and equipment	83,836
Transfers from other non-current assets	544
Carrying value as at 31 December 2002	**139,319**

Prior to 2002, the principal subsidiary and associate investments were transferred to the Company by the Russian Federation on and after its incorporation into a joint stock company. The Company is restricted, by law, in its ability to sell such subsidiary and associated investments and must seek the approval of the Government of the Russian Federation for any such disposal.

Additions to subsidiary and associated investments of RR 1,121 million and RR 29 million were financed through cash and non-cash transactions respectively (2001: RR 72 million and RR 38 million respectively).

As described in Note 7, in 2002 the Company established the FGC. The Company transferred to the FGC the majority of its transmission assets, in exchange for shares in that company. As described in Note 7, prior to their transfer to FGC, management made an assessment of the fair value of the transmission assets. Consequently, the transfer value represented the book carrying value as at the time of transfer, which approximated fair value.

The transfer from other non-current assets of RR 544 million (2001: RR 2,918 million) is from equity prepayments and joint investment activity, as described in Note 10.

The carrying value of investments was adjusted for impairment in prior years. For the year ended 31 December 2002, management has re-assessed the adequacy of its existing impairment provision and concluded that the amount is still appropriate.

Note 9: Loans issued

Short-term loans

	Currency	**Effective interest rate**	**31 December 2002**	**31 December 2001**
Loan issued to Gazprom	RR	18%	-	10,533
Loan issued to Rosenergoatom	RR	20%	2,635	4,806
Loans issued to Energos	RR	0%	1,847	-
Other loans to Group companies	RR	0%	1,675	972
Current portion of long-term loans issued to Energos	RR	18-23%	7,406	7,444
			13,563	23,755

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 9: Loans issued (continued)

Long-term loans

	Currency	Effective interest rate	Due	31 December 2002	31 December 2001
Loans issued to Energos	RR	18-23%	2002-2007	14,438	20,983
Less: current portion of loans issued to Energos				(7,406)	(7,444)
				7,032	13,539

Maturity Table

	31 December 2002	31 December 2001
Due for re-payment		
Between one and two years	4,273	6,753
Between two and five years	2,759	6,488
After five years	-	298
	7,032	13,539

The long and short-term loans to the Energos, Gazprom and Rosenergoatom were issued as part of the Czech transactions (see Note 1).

The loans were issued at zero or below market interest rates; they are being amortized using the market rate of interest of the respective borrowers as at the date of inception of the loans. The rates are between 18 percent to 23 percent , depending on the borrower and the timing of the relevant cash flows. The effects of discounting, amounting to RR 1,589 million for external borrowers and RR 8,999 million for subsidiaries and associates, were reflected within monetary effects and financing items during the year 2001.

On 29 October 2002 the Ministry of Atom Energy, on behalf of Rosenergoatom, and the Company signed a protocol with a new schedule of payment for the Rosenergoatom loan. Based on the new schedule, Rosenergoatom should repay the outstanding amount as at 30 October 2002 in 10 equal instalments. The loan was re-measured as at 30 October and is being amortized using the market rate appropriate to Rosenergoatom in accordance with the new schedule. The effect of the additional discounting amounting to RR 188 million, and the imputed interests amounting to RR 390 million, are reflected in monetary effects and other financing items (see Note 22). The imputed interest on the fully paid Gazprom loan, amounting to RR 989 million, is also reflected in monetary effects and other financing items (see Note 22).

Note 10: Other non-current assets

	31 December 2002	31 December 2001
Joint investment activity	1,693	2,147
Advances for equity in subsidiaries and associates	15,526	7,985
Available for sale investments	1,091	4,052
	18,310	14,184

Joint investment activity. The Company participates in construction projects with Energos or third parties, each party contributing cash and assets to the project. These projects represent the construction of generation and distribution fixed assets. Upon completion of these projects a legal entity is normally formed with ownership interests generally being established in proportion to the amounts contributed to the project. At this time the balance is transferred to investments.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 10: Other non-current assets (continued)

Advances for equity in subsidiaries and associates. The Company has agreements in place with some of the Energos under which the Company advances cash and non-cash contributions for future issues of equity in the Energo. The number of shares to be issued will be determined at a future point in time. These advances are utilised by the Energos to fund the construction of generation and distribution fixed assets. When the equity is issued, the balance is transferred to investments.

In 2002 the Company converted RR 544 million (2001: RR 2,918 million) of these advances and joint investment activity into equity, which has been included in investments (see Note 8). Further advances and contributions in joint investment activity in 2002 amounted to RR 9,504 million (2001: RR 7,240 million), being RR 9,314 million and RR 190 million, cash and non-cash respectively (2001: RR 7,145 million and RR 94 million, cash and non-cash respectively).

Note 11: Cash and cash equivalents

	31 December 2002	31 December 2001
Cash at bank and in hand	4,677	4,249
Cash equivalents	2,802	-
Foreign currency accounts	183	115
	7,662	4,364

Cash equivalents comprise short-term investments in bank promissory notes.

Note 12: Accounts receivable and prepayments

	31 December 2002	31 December 2001
Trade receivables (net of allowance for doubtful accounts of RR 2,465 million for 2002 and RR 3,078 million for 2001)	7,569	9,343
Other receivables (net of allowance for doubtful accounts of RR 962 million for 2002 and RR 1,500 million for 2001)	5,409	4,347
Advances	1,484	29,275
Prepayments and accrued income	504	686
Value added tax recoverable	2,302	1,499
	17,268	45,150

Management has determined the allowances for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 22 – 25 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the doubtful debtor allowance and expense. The management of the Company believes that it will be able to realise the net receivable amount through direct collections and other non-cash settlements.

For the year ended 31 December 2002, approximately 6 percent (year ended 31 December 2001: 13 percent) of the settlements of the Company's accounts receivables were made via non-cash settlements.

Advances as at December 31, 2001 included an advance to CARES amounting to RR 28,871 million as part of the Czech transactions (see Note 1).

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 13: Shareholders' equity

Share Capital

	Number of shares issued and fully paid	31 December 2002	31 December 2001
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
		155,106	155,106

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of 0.5 Russian roubles per share. The value of the share capital is stated in terms of the purchasing power of the Russian rouble at the balance sheet date.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting. In liquidation, preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders then participate equally in the distribution of remaining assets with ordinary shareholders.

On 7 May 1998 the law number 74-FZ "On the Peculiarities of Share Distribution of UES" was signed by the President of the Russian Federation. This law stipulates that a minimum of 51 percent of voting shares in RAO UES be held by the government of the Russian Federation and that foreign investors are limited to owning not more than 25 percent of the voting shares of the Company. The practical implications of this foreign ownership limitation for the Company or its shareholders are unclear.

Dividends: The statutory accounts of the Company are the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis as the current year net profit. For 2002, the statutory profit for the Company, as reported in the published annual statutory reporting forms, was RR 31,427 million (unrestated). However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly, management believes at present it would be not appropriate to disclose an amount for the distributable reserves on these financial statements.

A dividend was declared in 2003 in respect of the year ended 31 December 2002 to holders of ordinary shares and preference shares of RR 0.0337 per ordinary share and RR 0.2916 per preference share (unrestated).

A dividend was declared in 2002 in respect of the year ended 31 December 2001 of RR 0.0299 per ordinary share (RR 0.0260 per ordinary share unrestated) (in 2001 in respect of 2000: RR 0.0230 per ordinary share, RR 0.0200 per ordinary share unrestated) and RR 0.1364 per preference share (RR 0.1185 per preference share unrestated) (in 2001 in respect of 2000: RR 0.0850 per preference share, RR 0.0738 per preference share unrestated). Preference dividends outstanding were RR 46 million as at 31 December 2002 (31 December 2001: RR 38 million).

Treasury shares. Treasury shares as at 31 December 2002 and as at 31 December 2001 represent 351,857,799 ordinary and 935,002 preference shares purchased and held by the Company, at cost. The shares carry normal voting rights.

	31 December 2002	31 December 2001
Ordinary shares	553	553
Preference shares	8	8
	561	561

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 14: Profit tax

The Company accrues income taxes at the rate of 24 percent on taxable profits computed in accordance with the Russian tax legislation. Net profit before taxation for financial reporting purposes is reconciled to tax expenses as follows:

	Year ended 31 December 2002	Year ended 31 December 2001
Income before profit tax	20,106	29,136
Theoretical tax benefit / (charge) at a statutory rate of 24 percent (2001: 35 percent)	(4,825)	(10,198)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income that is not assessable for profits tax purposes	518	2,876
Expenses non-deductible for profits tax purposes	(301)	(923)
Non-temporary elements of monetary gains / losses	(2,867)	(9,082)
Inflation effect on deferred tax balance at beginning of year	2,836	4,308
Effect of change in taxable base	10,928	-
Effect of reduction / (increase) on tax rate	-	8,972
Total tax benefit/(charge)	6,289	(4,047)

The effect of changes in the taxable base mainly relates to certain temporary differences on property, plant and equipment which became non-taxable due to the use of the property, plant and equipment as a means of payment for shares in the FGC. In accordance with Russian legislation, the taxable base for the property, plant and equipment used in such a manner differs from the original taxable base and this gave rise to the effect presented in the table above.

The non-temporary element of monetary gains and losses reflects the effect on the theoretical tax charge of inflation with respect to non-monetary items of a non-temporary nature (primarily deferred profit tax liabilities and shareholder's equity).

Deferred profit tax. The difference between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate applicable when the assets or liabilities will reverse.

Deferred profit tax liability	31 December 2002	Movement for the year	31 December 2001
Trade receivables	-	(846)	846
Property, plant and equipment	3,540	(14,278)	17,818
Accounts payable	-	(4,556)	4,556
Other	970	(11)	981
	4,510	(19,691)	24,201

Deferred profit tax asset	31 December 2002	Movement for the year	31 December 2001
Loans issued	924	(1,617)	2,541
Accounts receivable	392	392	-
Other	61	(7)	68
	1,377	(1,232)	2,609
Net deferred profit tax liability	3,133	(18,459)	21,592

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 14: Profit tax (continued)

Temporary differences of RR 49,310 million (2001: RR 36,522 million) are associated with long term investments. However, management believe that the Company is able to control the timing of any disposal and it is probable that the temporary difference will, consequently, not reverse in the foreseeable future. Consequently, in accordance with IAS 12 (revised 1996), the deferred profits tax liability has not been recognised.

Revisions to the Russian tax legislation were approved in 2002 which provide clarification of the tax law enacted as at 1 January 2002. In accordance with these revisions, statutory revaluations on property, plant and equipment of up to 30 percent of the statutory carrying value as at 1 January 2001 are deductible for profit tax purposes through depreciation. Previous revisions of the profit tax legislation did not provide clear guidance regarding the deductibility of these revaluations. Consequently, the Company had not recognised the impact resulting from these statutory revaluations until these clarifications were provided in 2002. The effect of the revaluations is to increase the tax base of property, plant and equipment, thereby decreasing the temporary differences between their carrying value for financial and tax purposes.

On 6 August 2001, legislation was enacted which reduced the profits tax rate to 24 percent , effective from 1 January 2002.

Note 15: Non-current debt

	Currency	Effective interest rate	Due	31 December 2002	31 December 2001
Bonds (issued in 2002)	RR	15%	2005	3,000	-
Bonds (issued in 1999 – 2000)	RR*	7%	2002-2003	2,231	3,700
Less: unreleased portion of discount	RR			(3)	(66)
				5,228	3,634
EBRD	EURO	7.5%	2003-2005	2,470	-
Sberbank	RR	19%	2002-2004	9,802	27,629
Federal Center of Project Financing	US$	7%	2002-2003	73	76
				17,573	31,339
Less: current portion of non-current debt				(10,359)	(13,597)
Total				**7,214**	**17,742**

* See description below of the linkage to US$ exchange rate

Maturity Table

	31 December 2002	31 December 2001
Due for re-payment		
Between one and two years	3,674	14,741
Between two and five years	3,540	3,061
	7,214	**17,742**

Bonds (issued in 1999-2000):

In December 1999 and February 2000 the Company issued 982,587 and 2,017,413 bonds respectively at 5.0 percent with a nominal value of 1,000 Russian roubles. These bonds were issued at a discount of 5.75 percent, equal to RR 283 million. This discount was recorded as a deduction from the nominal value of the bonds and was accrued as interest expense in the statement of operations evenly over the life of the bond.

Interest is payable on the 365th, 731st and 1096th day from the bond placement commencement date. These bonds mature 3 years from their issue date, at nominal value. For both interest payments and the redemption of these bonds the Russian rouble amount is adjusted to reflect any currency movements between the Russian rouble and the US$ from the date of issuance of the bonds, December 1999 and February 2000.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 15: Non-current debt (continued)

The Company made a prepayment of RR 4,141 million (RR 2,520 million unrestated) for the repurchase of the bonds in two instalments in December 1999 and February 2000 amounting to RR 1,142 million (RR 695 million unrestated) and RR 2,999 million (RR 1,825 million unrestated), respectively.

In December 2002 the first tranche of bonds was redeemed using the prepayment of RR 695 million at a profit amounting to RR 287 million. In February 2003 the second tranche of bonds was redeemed in accordance with the maturity; the prepayment of RR 1,825 million was closed, no profit was recognized on this transaction by the Company.

***Bonds (issued in 2002)*:** In October 2002 the Company issued 3,000,000 bonds at 15 percent with a nominal value of RR 1,000. These bonds mature three years from their issue date, at nominal value. Interest is payable semi-annually from the bond placement commencement date. At the date of placement the Company issued an offer to re-purchase the bonds in a year from the date of placement with an offer price of 102.6 percent of the nominal value. The bonds are stated in accounting records in accordance with their maturity and at nominal value. The fair value of the bonds does not significantly differ from the nominal value, therefore, the option to re-purchase the bonds is not segregated from the value of bonds in financial statements of the Company.

Sberbank: In December 2001 the Company received a RR 27,629 million loan from Sberbank. The loan was re-payable in equal quarterly instalments of RR 3,070 million through 2004. The loan interest varied depending on the turnover on the Company's accounts in Sberbank, and was equal to 19 percent as at 31 December 2002. The Company re-paid the loan ahead of schedule in March 2003.

EBRD: In February 2002 the Company obtained a Euro 100 million loan from the European Bank for Reconstruction and Development ("EBRD"). The stated interest rate for the loan is the European Center Bank interbank rate plus 4.125 percent. The interest rate equals 7.524 percent as at 31 December 2002. Interest and a portion of the principal are repayable semi-annually up to the expiry of the loan in 2005.

The loan is secured by export sales of the Company, the proceeds of which are restricted for the repayment of the loan. In addition, the Company must maintain insurance of transmission assets located in Vyborg (see Note 7), which can not be disposed by the Company, and meet certain financial covenants.

Note 16: Current debt and current portion of non-current debt

	Currency	Effective interest rate	31 December 2002	31 December 2001
Sberbank	RR	15%-20%	-	342
Other debts	RR	7%-16%	-	18
Current portion of non-current debt			10,359	13,597
			10,359	13,957

The current portion of long-term debt includes the current element of loans from Sberbank and Federal Center of Project Financing, amounting to RR 7,138 million and RR 73 million, respectively, (2001: RR 12,281 million and RR 76 million), and the current element of bonds issued of RR 2,228 million (2001: RR 1,240 million), and current element of EBRD loan amounting RR 920 million (Euro 74.6 million) (2001: RR 0 million).

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 17: Accounts payable and accrued charges

	31 December 2002	31 December 2001
Construction payables	1,026	2,382
Trade payables	651	1,098
Bills of exchange payable	-	27,917
Dividends payable	94	436
Accrued liabilities and other creditors	1,342	5,229
	3,113	37,062

At 31 December 2001, bills of exchange payable included RAO UES promissory notes payable to Falcon Capital stated at their fair value of RR 27,917 million (par value of RR 46,903 million) issued as part of the Czech transactions framework (see Note 1). Final settlement on these promissory notes was made in February 2002.

In 2002, approximately 3 percent (2001: 27 percent) of the Company's settlements of accounts payable and accrued charges were settled via non-cash settlements.

Note 18: Taxes payable

Taxes payable consists of the following:

	31 December 2002	31 December 2001
Profit tax	2,218	1,180
Value Added Tax	1,782	2,352
Property tax	205	379
Turnover taxes	203	1,408
Fines and interest	171	2,196
Employee taxes	23	181
Other taxes	55	160
Current portion of the restructured taxes payable	601	591
	5,258	8,447

Included in the balances above are certain amounts which only become payable to the tax authorities when the underlying receivable balance is recovered or written off, namely:

- in Value added tax – RR 1,311 million (2001: RR 1,993 million); and
- in Turnover taxes – RR Nil (2001: RR 99 million).

Substantially all accrued taxes above, excluding the amounts which have been restructured, incur interest at the refinance rate of the Central Bank of the Russian Federation. As at 31 December 2002 the refinance rate was 21 percent (31 December 2001: 25 percent). Interest does not accrue on tax penalties and interest.

Restructured taxes which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 21. The gain on restructuring taxes payable is included in monetary effects and other financing items (see Note 22).

In 2002, approximately 1 percent (2001: 5 percent) of the Company's settlements of taxes payable were settled via non-cash settlements.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 19: Operating costs

Included within operating costs is depreciation of RR 7,342 million (2001: RR 8,932 million) and gross staff costs of RR 5,261 million (2001: RR 3,024 million), including approximately RR 637 million (2001: RR 693 million) of employment and related payroll taxes.

Note 20: Earnings per share

	32 December 2002	31 December 2001
Weighted average number of ordinary shares outstanding (thousands)	41,041,754	41,041,754
Weighted average number of preference shares outstanding (thousands)	2,075,149	2,075,149
Adjusted for weighted average number of treasury shares (thousands)	(352,793)	(352,793)
Weighted average number of ordinary and preference shares outstanding (thousands)	42,764,110	42,764,110
Net income	26,395	25,089
Earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	0.62	0.59

The basic profit per share above is for the Company as a parent company on a stand-alone basis. The earnings per share for the Group is disclosed in the 2002 the Group consolidated financial statements.

Note 21: Other non-current liabilities

	31 December 2002	31 December 2001
Taxes payable	3,811	3,651
Other	188	191
Total other non-current liabilities	3,999	3,842
Less: current portion of restructured liabilities	(601)	(591)
	3,398	3,251

In accordance with Government Resolution No. 1002 dated 3 September 1999 the Company has restructured taxes including fines and interest over a period of up to 10 years. Non-adherence to certain payment schedules could result in the tax payables including fines and interest becoming due on demand. Based on the contractual dates of repayment, discount rates of 20 – 25 percent have been used in the estimate of the fair value of these liabilities.

In accordance with Moscow government Resolution No.30 dated 15 January 2002, in 2002 the Company has restructured additional taxes initially due to be paid in that year. Non-adherence to certain payment schedules could result in the tax payables becoming due on demand. Based on the contractual dates of repayment, discount rates of 20 – 25 percent have been used in the estimate of the fair value of these liabilities.

The discounting of the restructured payable amounts gives rise to a gain, as disclosed in Note 22.

The maturity profile of taxes payable is as follows:

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 21: Other non-current liabilities (continued)

	31 December 2002	31 December 2001
Between one and two years	1,893	1,264
Between two and five years	1,212	1,528
After 5 years	706	859
	3,811	3,651

Note 22: Monetary effects and financing items

	2002	2001
Interest expense	(4,065)	(556)
Monetary loss	(3,036)	(1,730)
Impairment of other non-current assets	(521)	(1,315)
Foreign exchange loss	(347)	(292)
Tax interest	(99)	(1,896)
Imputed interest income/(discount on) loans on Czech transaction	5,304	(10,588)
Gain on restructuring accounts payable and taxes payable	367	4,082
	(2,397)	(12,295)

Details of the Czech transaction are disclosed in Note 1.

The discounting of the restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense (RR 307 million for the year ended 31 December 2002). Further information on the restructuring of the taxes payable is contained in Note 21.

Imputed interest income is recorded as a result of the amortisation of the discount recognised in December 2001 on loans issued at below market interest rates. These loans issued are further discussed in Note 1.

Note 23: Commitments

Sales commitments. The Company entered into two export contracts: with Fortum Power and Heat Oy ("Fortum") and with Pohjolan Voima Oy. The contract with Fortum is for the supply of a minimum of 1.6 million MWh of electricity per year, at prices between Euro 12.15 and Euro 20.50 per MWh. This contract expires at the end of 2007. The contract with Pohjolan Voima Oy is for the supply of a minimum of 2.7 million MWh of electricity per year, at prices between Euro 16.20 and Euro 16.70 per MWh. This contract expires at the end of 2004.

Social commitments. The Company contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates. The charge in respect to these expenditures in 2002 was equal to RR 138 million (2001: RR 120 million).

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 2,264 million at 31 December 2002 (2001: RR 6,155 million).

Guarantees. The Company has issued guarantees to third parties amounting to RR 2,950 million at 31 December 2002, including the guarantees issued for subsidiaries and associates of RR 2,874 million.

Note 24: Contingencies

Political environment. The operations and earnings of the Company continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Company holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Company is exposed for those risks for which it does not have insurance.

Legal proceedings. The Company is party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Company.

Taxation. Russian tax legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant. Periods remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Environmental matters. The Company and its predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Company periodically evaluates its obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying balance sheet.

Note 25: Financial instruments and financial risk factors

Financial risk factors. The Company's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Company does not have a risk policy in order to hedge its financial exposures.

Credit risk. Financial assets which potentially subject Company to concentrations of credit risk consist principally of trade receivables and loans issued. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Company beyond the allowance for doubtful debtors already recorded.

Foreign exchange risk. The Company primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Company's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation foreign currency denominated sales and purchase commitments, as disclosed in Note 23, and Euro denominated debt and Russian Rouble denominated debt linked to US Dollar currency movements, as disclosed in Note 16.

Interest rate risk. As disclosed in Note 16, the majority of interest rates on debt are variable. Interest rates on Russian Rouble denominated debt are reset when the underlying Central Bank re-financing rate changes. Assets are generally non-interest bearing.

Note 26. Discontinuing operations

The Company is undergoing re-structuring as part of the industry reform, which is described in more detail in the Note 1. In particular, the high voltage transmission network of the Unified Energy System (hereinafter – Transmission Component) is to be transferred into a 100 percent subsidiary of the Company called OAO Federal Grid Company of Unified Energy System. This component, which is included within "Transmission and system operation management" business segment (see Note 5), consequently represents a discontinuing operation.

(in millions of Russian roubles expressed in terms of the purchasing power of the Russian rouble as at 31 December 2002, except as disclosed)

Note 26. Discontinuing operations (continued)

FGC was registered on 25 June 2002 in accordance with decisions of the Company's Board of Directors, dated 25 January 2002 and 7 May 2002, and the Resolution № 42p of the Company's Management Board, dated 18 June 2002. The announced share capital of FGC amounts to RR 127.0 billion of ordinary shares (at par value). Under the decision of the Board of Directors # 115 dated 7 May, 2002, RR 120.2 billion worth of shares should be paid for by the Company in kind (by transferring high voltage transmission assets and related assets under construction with the corresponding market value) and RR 6.8 billion in cash. The value at which the assets to be transferred are recognised for the purposes of establishing the share capital of FGC, is determined under RAR and is based on a valuation performed for that purpose by a third party valuer, Ernst&Young. These values will not necessarily correspond to the IFRS carrying values of the assets.

During 2002 the Company transferred to FGC fixed assets and assets under construction with a carrying value of RR 83,235 million (see Note 8) as well as RR 283 million of cash. The Company plans to transfer the remaining assets (with a carrying value of RR 35,729 million as at 31 December 2002) and RR 6,559 million of cash by 25 June 2003 in order to pay in full for all planned shares of FGC. The carrying amounts of the Transmission Component's total assets (including already transferred assets) at 31 December 2002 amounted to RR 125,810 million.

During 2002 and subsequently to date, the Company continued to accrue and collect fees from Energos for its "transmission" services, as in prior years (see Note 5). These fees comprise an unspecified element which relates to the operation of the actual transmission assets and a further element intended to cover the management and investment needs of the Company. FGC, having received at the end of September 2002 a significant amount of the grid assets, began from October 2002 to provide transmission services to the Company in respect of the operations of the high voltage grid, and for ensuring reliable operations of the grid, its development, and its usage by the industry for transmission of power and capacity. The Board of Directors of RAO UES approved the price for these services for October-December 2002: not to exceed RR 2,814 million. The actual IFRS value of these costs was RR 1,424 million and this amount was included within the repair and maintenance costs of the Company (see Note 6). It comprises production costs (such as salaries, sub-contractors costs, insurance, etc.) and does not cover a depreciation charge of FGC's high voltage transmission assets for the last three months of 2002.

During 2003 the Company plans to pay RR 17,294 million to FGC for its services, being 36 percent of the total amount of subscription fees to be accrued and collected by the Company from regional Energos. These numbers were agreed by the Company with FGC and their quarterly portions are being approved by the Company's Board of Directors. A separate fee for providing transmission services by FGC is expected to be billed to Energos started from the year 2004.

The information set out above on the allocation of revenue was used as a basis for calculation of a number of line items for the years 2002 and 2001, which are provided below:

	The Company as a whole		Continuing operations		Discontinuing operations	
	2002	2001	2002	2001	2002	2001
Revenue	60,482	49,253	45,241	37,196	15,241	12,057
Operating costs	(27,445)	(26,774)	(16,892)	(15,627)	(10,553)	(11,147)
Impairment (loss)/gain	(10,534)	-	6,417	-	(16,951)	-
Pre-tax profit/(loss) from operating activities	22,503	22,479	34,766	21,569	(12,263)	910
Income tax expense	(12,170)	(9,356)	(12,170)	(8,977)	-	(379)
Profit/(loss) from operating activities after taxes	10,333	13,123	22,596	12,592	(12,263)	531

During 2002 Transmission Component's net cash used for operating activities was RR 10,982 million, net cash used for investing activities was RR 6,313 million and net cash provided by financing activities was RR Nil.